Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the preliminary prospectus dated June 1, 2009

and the prospectus dated June 1, 2009

Registration No. 333-159640

June 3, 2009

BARCLAYS CAPITAL

Equity Syndicate

Pricing Term Sheet

Iconix Brand Group, Inc.

10,000,000 Shares of Common Stock

June 3, 2009

Pricing Supplement

Pricing Supplement dated June 3, 2009 to preliminary prospectus dated June 1, 2009 of Iconix Brand Group, Inc. This Pricing Supplement is qualified in its entirety by reference to the preliminary prospectus. The information in this Pricing Supplement supplements the preliminary prospectus and supersedes the information in the preliminary prospectus to the extent it is inconsistent with the information in the preliminary prospectus. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the preliminary prospectus.

Issuer:	Iconix Brand Group, Inc., a Delaware corporation

Offering Size:	10,000,000 shares of Common Stock, consisting of 9,200,000 primary shares of Common Stock and 800,000 secondary shares of Common Stock

Greenshoe:	1,500,000 primary shares of Common Stock

Symbol:	ICON (NASDAQ)

Price to the Public:	$15.00

Last reported sale price on June 3, 2009:	$15.84

Gross Spread:	$0.6375

Aggregate Gross Spread:	$6,375,000

Net proceeds to Issuer after expenses:	$131,395,900

Trade Date:	June 4, 2009

Settlement Date:	June 9, 2009

CUSIP Number:	451055107

Additional Information:

In addition to the pricing information set forth above, the following sections of the preliminary prospectus will be updated to reflect the following changes:

Consolidated balance sheet data:

(in thousands except footnotes)	As of March 31, 2009
As Adjusted
Cash(1)	$175,228
Working capital	$165,381
Total assets	$1,530,121
Total current liabilities	$72,085
Long-term debt, less current portion (2)	$531,503
Other liabilities	$132,350
Stockholders’ equity	$794,183
(1) Including restricted cash of $5.1 million at March 31, 2009. (2) As adjusted, due to implementation of FSP APB 14-1.

Capitalization table:

(in thousands except par value and footnotes)	As of March 31, 2009
As Adjusted
Cash (including restricted cash of $5,103)	$175,228

Long-term debt, including current maturities:
Convertible notes(1)	236,935
Term Loan facility	217,187
Asset-backed notes	111,716
Sweet note	12,186

Total	$578,024

Stockholders’ equity:
Common stock, $.001 par value, authorized 150,000 shares (actual and as adjusted); 58,077 shares issued and outstanding (actual) and 67,789 shares issued and outstanding (as adjusted)	68
Additional paid-in capital	667,267
Retained earnings	136,007
Accumulated other comprehensive loss	(3,912)
Treasury stock – 1,125 shares at cost	(7,167)

Total Iconix Stockholders’ Equity	792,263

Non-controlling interest	1,920

Total Stockholders’ equity	794,183

Total capitalization	$1,530,121

(1)	Reflects the net debt carrying amount of the convertible notes as adjusted for the adoption of FSP APB 14-1. The principal amount owed to the holders of the convertible notes is $287.5 million.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering to which this communication relates. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc. by emailing barclaysprospectus@broadridge.com or calling 1 (888) 603-5847.

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